February 28, 2014

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 133 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on February 14, 2014, with respect to post-effective amendment number 133 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on December 30, 2013, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 135).

Comments on the Prospectus

Comment 1. For the Principal LifeTime Strategic Income Fund, the Class B other expenses are higher than the other expenses for Class A and Class J. Please explain.

Response: Significantly lower average net assets coupled with fixed registration and transfer agent costs result in a higher gross expense ratio for Class B than for Class A and Class J.

Comment 2. For all funds with a fee waiver and/or expense reimbursement, please confirm that the agreement will be in place for no less than one year from the effective date of the registration statement.

Response: Confirmed.

Comment 3. The fee waiver and/or expense reimbursement footnotes state that the parties to the agreement may agree to terminate the agreement prior to the end of the period. Can the Board terminate the agreement unilaterally? If so, please include that in the disclosure. The Staff reminds the Registrant that disclosure of voluntary fee waivers and/or expense reimbursements is not required nor permitted in the summary section of the prospectus. If these are not voluntary, please explain.

Response: The Board cannot terminate the expense limit unilaterally because there is another party to the agreement. These fee waiver and/or expense reimbursement agreements are not voluntary; they are contractual. To satisfy Form N-1A Item 3, Instruction 3.e. (“briefly describe who can terminate the arrangement and under what circumstances”), the Registrant includes the statement that the expense limit is expected to continue through the period disclosed; however the parties to the agreement may agree to terminate the expense limit prior to the end of the period. The Registrant does not anticipate that the expense limit will terminate prior to the end of the period.

Comment 4. For all funds with a limit on Distribution Fees, please confirm that the agreement will be in place for no less than one year from the effective date of the registration statement.

Response: Confirmed.

Comment 5. Please confirm the examples take into account the expense waivers or reimbursements for the entire time period in which the waiver or reimbursement is in effect.

Response: Confirmed.

Comment 6. Certain funds reference alternative investments. Please include disclosure explaining what those are.

Response: The Registrant will make the requested revision.

Comment 7. If the Principal LifeTime Strategic Income Fund invests in equity securities of issuers with a particular market capitalization, please disclose it.

Response: The Registrant will make the requested revision.

Comment 8. If the Funds invest in emerging markets, please include appropriate disclosure.

Response: The Registrant has reviewed the disclosure and believes it has disclosed investments in emerging markets as a Principal Investment Strategy where appropriate.

Comment 9. If any Funds sell credit default swaps, please confirm the fund is covering for the full notional amount.

Response: Please note that “the term ‘notional amount’ is used differently by different people and in different contexts.” See Report of the Task Force on Investment Company Use of Derivatives and Leverage (2010 ABA Derivatives Report) footnote 11.

If a Fund enters into a credit default swap, it generally is a cash settled credit default swap. In such a case, the Fund will segregate liquid assets each day in an amount equal in value to its net amount due (i.e. the amount the Fund owes the counterparty minus the amount the counterparty owes the Fund).

Comment 10. For all Funds that use derivatives, please include information in the Principal Risks related to the derivative instruments referenced in the Principal Investment Strategies.

Response: The Registrant believes the Principal Risks disclosure for derivatives accurately summarizes the risk of using the various derivatives instruments referenced in the Principal Investment Strategies. It says, “Transactions in derivatives may increase volatility, cause the liquidation of portfolio positions when not advantageous to do so and produce disproportionate losses.” The Additional Information about Investment Strategies and Risks gives further explanation about different derivatives instruments. We note that Form N-1A, General Instructions C.1 instructs registrants to use concise language, “as simple and direct as possible,” including “only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund” and to avoid legal and technical discussions as well as excessive detail.

Comment 11. For the Funds that include Leverage Risk as a Principal Risk, please include disclosure in the Principal Investment Strategies that relates to this risk.

Response: The Registrant confirms that Funds listing Leverage Risk as a Principal Risk include a reference to leverage in the Principal Investment Strategies.

Comment 12. For Funds that include a Principal Investment Strategy of investing in asset-backed securities, please consider adding a Principal Risk for asset-backed securities.

Response: The Registrant respectfully submits that the risks of investing in asset-backed securities are disclosed in the following Principal Risks: Fixed-Income Securities Risk and Prepayment Risk. Moreover, asset-backed securities are discussed further in the Additional Information about Investment Strategies and Risks under the heading Securitized Products.

Comment 13. If the Funds invest in foreign currencies, please include appropriate disclosure.

Response: The Registrant has reviewed the disclosure and believes it has disclosed investments in foreign currencies as a Principal Investment Strategy where appropriate.

Comment 14. When fixed income securities are a significant portion of a Fund’s portfolio, include the credit quality of the securities in the Principal Investment Strategies. If Funds invest in high yield securities, disclose it.

Response: The Registrant respectfully declines to revise the Funds’ disclosure. The Registrant has reviewed the requirements of Form N-1A and the Funds’ disclosure and believes it has met the requirements of Form N-1A, including the staff’s preferences regarding disclosure of investments in high yield securities.

The Registrant has reviewed the disclosure and believes it has disclosed investments in high yield securities as a Principal Investment Strategy where appropriate.

Comment 15. If a Fund includes High Yield Securities Risk as a principal risk, include high yield securities as a principal investment strategy.

Response: The Registrant will revise the disclosure as needed.

Comment 16. The Global Diversified Income Fund’s objective states: “The Fund seeks consistent cash income through a diversified, yield-focused investment strategy.” The Staff believes the following language is part of the investment strategy rather than the objective: “yield-focused investment strategy.”

Response: Because a change in the Fund’s objective requires approval by the Board of Directors, the Registrant will consider this change at a future date.

Comment 17. When high yield bonds are mentioned, include a reference to junk bonds.

Response: The Registrant will revise the disclosure as needed.

Comment 18. The Global Diversified Income Fund’s Principal Investment Strategies section includes the following phrases: “equity securities of global companies principally engaged in the real estate industry” and “global real estate companies.” In the Principal Investment Strategies, define what is meant by “global companies.” Explain how the companies are tied economically to a number of countries throughout the world.

Response: The Registrant has reviewed the language and respectfully submits that it believes the Principal Investment Strategies describes for an investor the types of companies in which the Fund invests. The Registrant respects the Commission’s concerns regarding materially deceptive and misleading fund names; however, the Registrant believes such concern is misplaced here. The Registrant respectfully submits this Fund’s name is not materially deceptive or misleading. As the Rule 35d-1 adopting release states, a fund using “global” in its name is not subject to Rule 35d-1. (IC-24828, January 17, 2001, footnote 42). The portion of the Fund in which global real estate securities are a focus is just one of many investment strategies of the Fund. The Principal Investment Strategies and Principal Risks for this Fund makes clear that this Fund intends to invest in securities tied economically to a number of countries throughout the world, yet the Fund does not have a set requirement as to the amount of its assets committed to foreign securities. The Fund, as disclosed in the statement of additional information, has adopted a non-fundamental policy that allows it to invest up to 100% of its assets in foreign securities. This disclosure, taken together, makes clear that the Fund intends to invest its assets in a manner consistent with the common understanding of the word “global.” See Merriam-Webster’s Collegiate Dictionary, 11th ed. 2005 at page 532 (“of, relating to, or involving the entire world: WORLDWIDE”). The Fund will, for future filings, review the language further.

Comment 19. The Global Diversified Income Fund’s Principal Investment Strategies state that the Fund “may add additional investment categories.” Please confirm that those will not present risks other than those disclosed in the prospectus.

Response: The Registrant confirms that if the Fund adds Principal Investment Strategies that present Principal Risks that are not currently disclosed, the Registrant will update the disclosure accordingly.

Comment 20. The Global Diversified Income Fund’s Principal Investment Strategies includes the phrase “risk-adjusted yields.” Please use plain English to explain that concept.

Response: The Registrant will revise the disclosure.

Comment 21. The Global Diversified Income Fund’s Principal Investment Strategies includes loan participations. Please include a separate Principal Risk for it.

Response: The Registrant has reviewed the disclosure and has concluded that loan participations are not a principal investment strategy. The Registrant has removed the reference from the Principal Investment Strategies and will not add a Principal Risk.

Comment 22. The Staff is reminding Funds that use total return swaps to refer to the 2011 SEC Concept Release “Use of Derivatives by Investment Companies under the Investment Company Act of 1940” and be aware of the Commission’s views as expressed in the Concept Release.

Response: The Registrant confirms that it is familiar with the Concept Release.

Comment 23. Does the Global Diversified Income Fund need a Principal Risk related to investing in companies in bankruptcy or distressed debt?
Response: The Registrant has reviewed the disclosure and has concluded that investing in companies in bankruptcy or distressed debt are not principal investment strategies. The Registrant has removed the reference from the Principal Investment Strategies and will not add a Principal Risk.
Comment 24. Does the Global Diversified Income Fund need a sector risk?
Response: No.
Comment 25. In the Principal Investment Strategies disclosure for several funds, the as of date for market capitalization data is as of calendar year end. Why use calendar year end instead of the index’s reconstitution date?
Response: The Funds use a variety of indexes to illustrate market capitalization, including the S&P 500 Index, S&P 400 Index, S&P 600 Index, and many Russell Indexes. The S&P Indexes are not regularly reconstituted. The Russell Indexes are constituted once per year, usually in June. Market capitalizations fluctuate regularly. By using the most recent calendar year end, the market capitalization data the Registrant discloses takes into account any index reconstitution as well as market movement through the end of the most recent calendar year.
Comment 26. For the MidCap Fund, the market capitalization range disclosed is $317.2 million and $21.4 billion. Please explain to the Staff why the Fund considers this medium capitalization.
Response: The Registrant respectfully submits that use of the Russell MidCap Index as a definitional reference for the term “medium capitalization” for the MidCap Fund is entirely reasonable and appropriate. The Russell MidCap Index remains an industry accepted approximation for mid-cap securities. The market capitalization range for the Russell MidCap Index increased from $317.2 million - $21.4 billion as of 12/31/2012 to $1.126 billion - $29.14 billion as of 12/31/2013 with a weighted average market capitalization of $11.5 billion as of 12/31/2013 (source, FactSet Research System).
Comment 27. The Diversified International Fund’s Principal Investment Strategies states that the Fund invests in “equity securities of companies domiciled in any of the nations of the world.” Why is “domiciled” a sufficient definition for international? Please compare it to the more expansive definition for foreign securities used in the Additional Information about Investment Strategies and Risks – Foreign Securities section. For all Funds investing in foreign securities, include the definition from the Additional Information about Investment Strategies and Risks in the Funds’ Principal Investment Strategies section.
Response: The Diversified International Fund’s description of its international investment approach is not limited to “domiciled.” The Principal Investment Strategies section states that the Fund typically invests in at least 30 countries and notes certain countries that are given primary consideration.
The Registrant respectfully declines to repeat the definition of foreign securities for each Fund that has a principal investment strategy of investing in foreign securities. The Additional Information About Investment Strategies and Risks – Foreign Securities section defines foreign securities; therefore, the Registrant declines to repeat the definition in the summary section. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant’s Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).

Comment 28. For the Bond & Mortgage Securities Fund, 80% of the Fund’s assets need to be invested in bonds or mortgage-related securities.

Response: The Registrant respectfully declines to revise the documents. The first sentence of the Principal Investment Strategies states: “Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in intermediate maturity fixed-income or debt securities rated BBB- or higher by Standard & Poor's Rating Service ("S&P") or Baa3 or higher by Moody's Investors Service, Inc. ("Moody's") at the time of each purchase, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; asset-backed securities or mortgage-backed securities representing an interest in a pool of mortgage loans or other assets; debt securities and taxable municipal bonds; and debt securities issued or guaranteed by foreign governments payable in U.S. dollars.” The paragraph that describes the 80% test refers to mortgage securities and fixed-income securities (i.e. bonds), which is consistent with the Fund’s name.

Comment 29. When Portfolio Duration Risk is included in the Principal Risks, please include an example of portfolio duration.

Response: The Registrant respectfully declines to revise the disclosure as requested. The Additional Information About Investment Strategies and Risks – Fixed-Income Securities – Interest Rate Changes section includes a duration example; therefore the Registrant declines to repeat the definition in the summary section. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant’s Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).

Comment 30. For the Government & High Quality Bond Fund, 80% of the Fund’s assets need to be invested in government securities or bonds.

Response: The Registrant respectfully declines to revise the documents. The Principal Investment Strategies state as follows: “Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities issued by the U.S. government, its agencies or instrumentalities or securities that are rated AAA by S&P, AAA by Fitch, or Aaa by Moody's, including but not limited to mortgage securities such as agency and non-agency collateralized mortgage obligations, and other obligations that are secured by mortgages or mortgage-backed securities at the time of each purchase.” The paragraph that describes the 80% test refers to government securities and high quality fixed-income securities (i.e. bonds), which is consistent with the Fund’s name.

Comment 31. When floating rate investments are included, add disclosure that they are inherently speculative.

Response: The Registrant respectfully declines to add the requested disclosure because the Registrant believes the risks of floating rate investments are sufficiently covered in the current disclosure. However, the Registrant will add some language regarding the relationship of interest rate changes and floating rate investments.

Comment 32. For the Tax-Exempt Bond Fund, 80% of the Fund’s assets need to be invested in tax-free municipal securities.

Response: The Registrant acknowledges your statement and notes that the Statement of Additional Information states: “The Tax-Exempt Bond Fund has also adopted a fundamental policy which requires it, under normal circumstances, to invest at least 80% of its net assets in investments, the income from which is exempt from federal income tax or so that at least 80% of the income the Fund distributes will be exempt from federal income tax.” The Registrant will revise the prospectus statement to parallel the terms used in the name: “Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in tax-exempt ~~municipal~~ bonds (securities issued by or on behalf of state or local governments and other public authorities) at the time of each purchase.”

Comment 33. The Short-Term Income Fund includes Sub-Prime Mortgage Risk as a Principal Risk. The Principal Investment Strategies states that the Fund “invests primarily in high quality short-term bonds”. With the higher quality fixed income securities referenced in the principal investment strategies, are sub-prime mortgages highly rated here? Please reconcile.

Response: The Registrant reviewed the disclosure and concluded that sub-prime mortgages are not a principal investment strategy or principal risk and has revised the disclosure accordingly.

Comment 34. The Additional Information about Investment Strategies and Risks – Foreign Securities section mentions depositary receipts. Will the Fund(s) use unsponsored depositary receipts?

Response: The Funds usually use sponsored depositary receipts.

Comment 35. The SmallCap Growth Fund I and SmallCap Growth Fund II are both funds that invest in small market capitalization companies; however, each Fund defines small market capitalization differently. Please explain the use of different definitions. Also, the SmallCap Growth Fund I uses $6 billion as a threshold for small market capitalization companies. Please explain why this is an appropriate level for a small market capitalization company.

Response: The differing definitions of small market capitalization are due to the investment preferences of the sub-advisors of each Fund. The sub-advisors of the SmallCap Growth Fund I prefer to invest in larger small market capitalization companies. The Registrant believes the $6 billion threshold for small market capitalization companies is appropriate for the reasons that follow. Growth companies with $6 billion in market capitalization are included in the Morningstar Small Growth Universe investment category. The upper market capitalization threshold for the Russell 2000 Growth Index increased from $4.7 billion on 12/31/2012 to $5.3 billion on 12/31/2013. Further, current small capitalization indexes include upper market capitalization thresholds that are higher than $6 billion. For example, as of 1/31/2014, the MSCI US SmallCap Growth Index’s upper market capitalization threshold was $9 billion.

Comment 36. The Principal Investment Strategies for the Principal LifeTime 2035 Fund states that an underlying fund uses swaps. Why is there no counterparty risk disclosed? Please evaluate counterparty risk for Funds that invest in swaps.

Response: The Registrant has reviewed the disclosure for Funds using swaps and has included counterparty risk where needed.

Comment 37. The Overseas Fund references its benchmark in the Principal Investment Strategies; please include the benchmark’s name there.

Response: The Registrant will revise the paragraph to include a reference to the Average Annual Total Returns table for the name of the index.

Comment 38. The Core Plus Bond Fund I discloses heavy derivatives use; for this Fund, 80% of the Fund’s assets need to be invested in Bonds.

Response: The Registrant respectfully disagrees. Rule 35d-1 focuses on types of investments, not securities. See Adopting Release IC-24828 Section II.A.1. In particular, the Adopting Release points out that the proposed rule emphasized “securities” and the SEC changed the wording in the adopted rule to emphasize “investments” instead, then stated: “In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” Adopting Release IC-24828 footnote 13. The derivative instruments the Core Plus Bond Fund I uses have economic characteristics similar to bonds.

Comment 39. Disclose the percentage of the Core Plus Bond Fund I’s assets that are invested in derivatives.

Response: The Registrant respectfully declines to revise the disclosure because the percentage could change often; therefore, the information would not be particularly meaningful. Moreover, the Registrant it is unaware of authority requiring such disclosure.

Comment 40. Confirm that market value is used for the derivatives that are applied to the Core Plus Bond Fund I’s 80% test.

Response: The derivatives the Fund uses for bond equivalent exposures are interest rate swaps and credit default swaps. In each case, the Fund uses the bond equivalent exposure when applying the 80% test. The bond equivalent exposure for interest rate swaps is the market value of the interest rate swap plus accrued income; for credit default swaps, it is the notional amount (the par amount of credit protection bought or sold) plus market value of the credit default swap.

Comment 41. Confirm that fees associated with short positions are included in the Annual Fund Operating Expenses table.

Response: Confirmed.

Comments on the Statement of Additional Information

Comment 42. Please confirm that the Statement of Additional Information includes the disclosure required by Form N-1A Item 16(a) regarding the fund’s status as an open-end investment company.

Response: Confirmed. The Statement of Additional Information, under the heading “Description of the Funds’ Investments and Risks” states: “The Fund is a registered, open-end management investment company, commonly called a mutual fund.”

Comment 43. The Industry Concentration section notes that government securities are not subject to the Funds’ industry concentration restrictions. The Municipal Obligations section notes the effect of a fund investing a significant portion of its assets in municipal obligations issued in connection with a single project. The Staff would like the Registrant to tie the Industry Concentration language together with the Municipal Obligations language referenced above.

Response: The Registrant will make the requested revision.

Comment 44. For futures contracts, please confirm that, when appropriate, the Fund will cover to the full notional amount.

Response: When the Fund enters into a futures contract, the Fund will segregate each day liquid assets that, when added to the value of assets deposited with the futures commission merchant as margin, are equal to the market value of the contract.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant